Independent Auditors' Consent




To the Shareholders and Board of Trustees of Consulting Group Capital Markets Funds:
We consent to the incorporation by reference, in this Prospectus and Statement of Additional Information, of our report dated May 11, 2000, on the statement of assets and liabilities for the Multi-Strategy Market Neutral Investments (the "Portfolio") as of March 31, 2000 and the related statement of operations, statement of changes in net assets and the financial highlights for the period May 10, 1999 (commencement of operations) to March 31, 2000. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Portfolio as filed on Form N-30D.
We also consent to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Financial Statements" in the Statement of Additional Information.


/s/ KPMG LLP
KPMG LLP
New York, New York
July 23, 2000
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